Exhibit 99.19

Section I

The QuEbec Government’s Debt

Summary				I.3

1.	Québec’s debt			I.5

	1.1	The new debt reduction objective		I.5

		1.1.1	Revenues that will be dedicated to the Generations Fund	I.8

	1.2	Different concepts of debt		I.12

	1.3	Gross debt		I.13

	1.4	Net debt		I.18

	1.5	Debt representing accumulated deficits		I.22

2.	Financing			I.25

	2.1	Financing program		I.25

	2.2	Borrowings contracted in 2022-2023		I.27

	2.3	Debt management strategy		I.30

	2.4	Yield on Québec’s debt securities		I.33

3.	Information on retirement plans and funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec			I.35

	3.1	Net liability for retirement plans		I.35

	3.2	Returns on funds deposited with the Caisse de dépôt et placement du Québec		I.37

4.	Credit ratings			I.39

	4.1	Québec’s credit ratings		I.39

	4.2	Comparison of the credit ratings of Canadian provinces		I.40

I.1

Summary

As at March 31, 2023, the gross debt-to-GDP ratio will stand at 40.2%. This ratio is below the 45% objective established in the Act to reduce the debt and establish the Generations Fund.

This is also lower than the level that prevailed before the pandemic, which was 43.5% of GDP as at March 31, 2020. This is due to sound management of public finances and significant economic growth in 2021 and 2022.

Québec has made remarkable progress in reducing its debt load in recent decades, but remains one of the most indebted provinces.

Reducing the debt burden remains a priority for the government. In addition to promoting greater intergenerational fairness, it contributes positively to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

The government is announcing that it will reduce the net debt burden, which will stand at 37.4% of GDP as at March 31, 2023, to 30% of GDP by 2037-2038.[1]

Québec’s net debt burden will therefore gradually move toward the current average net debt of the provinces.

The government’s debt reduction strategy will rest on three key elements:

—	the return to a balanced budget by 2027-2028 and the maintenance of that balance subsequently, after deposits of dedicated revenues in the Generations Fund;

—	deposits in the Generations Fund which will continue to increase starting in 2024-2025;

—	accelerated economic growth, stimulated by government action, that will contribute to reducing the relative weight of the debt.

Just as it did when the Generations Fund was established in 2006, the government will continue to bank on the wealth of Québec’s hydroelectricity to reduce the debt.

[1]	Changes to the Act to reduce the debt and establish the Generations Fund will be proposed in this regard.

The Québec
Government’s Debt	I.3

As of 2023-2024, the Generations Fund will receive water-power royalties on an annual basis as well as $650 million from the dividend paid by Hydro-Québec to the government. The revenue from the investment of the sums will also continue to contribute to debt reduction.

—	In 2023-2024, revenues dedicated to the Generations Fund will amount to $2.4 billion. They will increase gradually to reach $2.8 billion in 2027-2028 and nearly $5.0 billion in 2037-2038.

—	Payments to the Generations Fund will not be subject to an annual cap.

The portion of the amounts provided for in the March 2022 budget that will not be deposited in the Generations Fund will be allocated to the financing of the 1-percentage-point reduction in the first two tax brackets as of 2023. This is a one-time gesture for the government.

As at March 31, 2023, the balance of the Generations Fund will amount to $19.2 billion. The government is announcing that withdrawals of $2.5 billion per year will be made in 2023-2024 and 2024-2025.

These withdrawals will serve to reduce the financing program and alleviate debt service in the current context of high interest rates.

The government is also announcing that it will begin withdrawing sums from the Retirement Plans Sinking Fund (RPSF) starting in 2024-2025 to provide for the payment of pension benefits to government employees. Indeed, it is expected that the amounts accumulated in the RPSF will exceed the government’s pension liabilities in future years. These withdrawals will help reduce the financing program.

Lastly, a new accounting standard on the recognition of asset retirement obligations came into effect in 2022-2023. For Québec, the main obligation in this regard relates to the presence of asbestos in buildings and roads.

This new liability is estimated at $7.6 billion as at April 1, 2022. It will have an equivalent impact on net debt.2

[2]	As at April 1, 2022, the new standard will have no impact on gross debt. Capital investments and accumulated deficits will be impacted, but not debt on financial markets.

Budget 2023-2024
I.4	Budget Plan

1.	Québec’s debt

1.1	The new debt reduction objective

Québec has made remarkable progress in reducing its debt load in recent decades but remains one of the most indebted provinces. Reducing the debt burden remains a priority for the government.

The Act to reduce the debt and establish the Generations Fund was adopted in 2006. By reducing the debt burden, it aims to ensure the long-term financing of the government’s main missions as well as a prosperous tomorrow for future generations.

Since 2010, the Act stipulates that for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP. These targets were set as a result of the 2008 financial crisis and changes to government accounting, which made it impossible to reach the targets established in 2006.

As at March 31, 2023, the gross debt-to-GDP ratio will stand at 40.2%, which is below the 45% objective. The accumulated deficit debt-to-GDP ratio will stand at 20.5%.

☐	A gradual reduction of the net debt to 30% of GDP over the next 15 years

As at March 31, 2023, the net debt will stand at 37.4% of GDP. The government is announcing that it intends to gradually reduce the net debt to within a range of 27.5% of GDP to 32.5% of GDP within the next 15 years, that is, by fiscal year 2037-2038.3

—	The median net debt reduction target will therefore stand at 30% of GDP.

Based on this target, Québec’s net debt burden will therefore gradually move toward the current average net debt of the provinces (31% of GDP as at March 31, 2022).

The government also aims for the net debt burden to be 33% of GDP by 2032-2033. This is an intermediate target.

At a time when it is difficult to forecast how the economy will change over the long term, the government has decided to provide an interval for these two targets. This will allow it to respond to negative economic shocks or to increase investment, if necessary, in public infrastructure.

TABLE I. 1 The new debt reduction targets
Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)

[3]	Changes to the Act to reduce the debt and establish the Generations Fund will be proposed in this regard.

The Québec
Government’s Debt	I.5

The importance of setting a long-term objective

Setting a long-term debt reduction objective is an excellent way of ensuring sound management of public finances because it makes the government accountable to citizens and parliamentarians year after year, which results in more transparent, efficient government action.

This long-term orientation reduces uncertainty and contributes to economic growth. Citizens and businesses can better anticipate the government’s budgetary and fiscal policies, allowing them to make better decisions.

—    For example, thanks to debt reduction objectives, the government can plan its annual public infrastructure investments over a long period, that is, 10 years.

It also makes it possible to work toward achieving a common objective, which, in this case, is to ensure the long-term financing of the government’s main missions and to not leave future generations with the heavy burden of repaying the debt, thus promoting greater intergenerational fairness.

Lastly, this orientation sends a positive signal to investors and credit rating agencies, since the gradual reduction of the debt burden is undoubtedly the strongest indicator of sound management of public finances.

Accountability based on net debt

Like Ontario and other provinces, Québec will focus its reporting on net debt, which is a concept also used by the OECD and the IMF. The net debt:

—    takes into account the government’s borrowings arising from substantial capital investments;

—    subtracts financial assets that will ultimately be used to reduce the debt on financial markets;

—    is readily comparable from one province to another.

However, information on all concepts of debt will continue to be presented to meet the needs of the different budget document users.

Budget 2023-2024
I.6	Budget Plan

☐	The benefits of reducing the debt burden and the elements of the strategy put in place to achieve it

Reducing the debt burden contributes to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

In addition to supporting collective prosperity, reducing the debt burden will allow Québec to:

—	contribute to intergenerational fairness;

—	ensure stable funding for the government’s main missions, including health and education;

—	cope with the costs associated with an aging population;

—	implement measures to fight climate change;

—	fund substantial investments in public infrastructure;

—	ease the tax burden of Quebecers;

—	counter a new recession;

—	increase its financial autonomy within the federation.

The government’s debt reduction strategy will rest on three key elements:

—	the return to a balanced budget by 2027-2028 and the maintenance of that balance subsequently, after deposits of dedicated revenues in the Generations Fund;

—	deposits in the Generations Fund which will continue to increase starting in 2024-2025;

—	accelerated economic growth, stimulated by government action, that will contribute to reducing the relative weight of the debt.

The Québec
Government’s Debt	I.7

1.1.1	Revenues that will be dedicated to the Generations Fund

The Generations Fund is an important pillar of the debt reduction strategy. Just as it did when the Generations Fund was established in 2006, the government will continue to bank on the wealth of Québec’s hydroelectricity.

As of 2023-2024, three sources of revenue will be dedicated to the Generations Fund:

—	water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;

—	an additional contribution from Hydro-Québec, which will be set at $650 million per year;

—	This contribution will be taken from the dividend paid by Hydro-Québec to the government. It will have no impact on hydroelectricity rates.

—	income generated by the investment of the sums making up the Generations Fund.[4]

Deposits in the Generations Fund will not be subject to an annual cap.

From 2023-2024 to 2027-2028, deposits in the Generations Fund are expected to average $2.6 billion per year. This is a higher amount than the average of the last 10 years. From 2013-2014 to 2022-2023, revenues dedicated to the Generations Fund averaged $2.5 billion per year.

—	In 2023-2024, revenues dedicated to the Generations Fund will amount to $2.4 billion.[5] They will increase gradually to reach $2.8 billion in 2027-2028 and nearly $5.0 billion in 2037-2038.

—	Without these changes, revenues dedicated to the Generations Fund would have amounted to $3.9 billion in 2023-2024 and $5.4 billion in 2027-2028.

[4]	Changes to the Act to reduce the debt and establish the Generations Fund will be proposed in this regard. The revenues resulting from the indexation of the price of heritage electricity, mining revenues, an annual sum of $500 million from the specific tax on alcoholic beverages and unclaimed property will no longer be deposited in the Generations Fund. Moreover, donations, legacies and other contributions received by the Minister of Finance may continue to be deposited in the Generations Fund.

[5]	The portion of the amounts provided for in the March 2022 budget that will not be deposited in the Generations Fund will be allocated to the financing of the 1-percentage-point reduction in the first two tax brackets as of 2023.

Budget 2023-2024
I.8	Budget Plan

☐	Use of the Generations Fund to repay borrowings

As at March 31, 2023, the balance of the Generations Fund will amount to $19.2 billion. The government is announcing that withdrawals of $2.5 billion per year will be made in 2023-2024 and 2024-2025.

These withdrawals will serve to reduce the financing program and alleviate debt service in the current context of high interest rates.

The interest savings associated with these withdrawals are estimated at $801 million over five years, that is, from 2023-2024 to 2027-2028.

TABLE I.2 Generations Fund

(millions of dollars)
	2023- 2024-	2024- 2025-	2025- 2026-	2026- 2027-	2027- 2028-
Book value, beginning of year(1)	19 180	19 053	18 940	21 464	24 171
Dedicated revenues
Water-power royalties
Hydro-Québec	825	845	868	932	931
Private producers	109	109	112	114	116
Subtotal	934	954	980	1 046	1 047
Additional contribution from Hydro-Québec	650	650	650	650	650
Investment income(2)	789	783	894	1 011	1 136
Total dedicated revenues	2 373	2 387	2 524	2 707	2 833
Use of the Generations Fund to repay borrowings	−2 500	−2 500	—	—	—
BOOK VALUE, END OF YEAR	19 053	18 940	21 464	24 171	27 004
% of net debt	8.9	8.6	9.5	10.5	11.6
% of GDP	3.4	3.2	3.5	3.8	4.1

(1)	For information purposes, as at December 31, 2022, the fair value of the Generations Fund was $17.8 billion, $0.3 billion less than its book value.
(2)	The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on the disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.6% is expected, a rate based on six historic years.

The Québec
Government’s Debt	I.9

Returns of the Generations Fund

The sums dedicated annually to the Generations Fund will continue to be deposited with the Caisse de dépôt et placement du Québec.

Since the first deposit was made in the Generations Fund in January 2007, the return has been higher than the cost of new borrowings by the government 14 years out of 16.

–	From 2007 to 2022, the average return was 5.3%, while the average cost of new borrowings was 3.1%, which represents a difference of 2.2 percentage points.

These returns contribute to reducing the debt burden.

Comparison of the Generations Fund’s annual return and the Québec government’s borrowing costs

(per cent, on a calendar year basis)
	Rate of return of the Generations Fund	Cost of new borrowings(1)	Difference (percentage points)
2007	5.6	4.7	0.9
2008	–22.4	4.5	–26.9
2009	11.3	4.4	6.9
2010	12.3	4.1	8.2
2011	4.0	3.7	0.3
2012	8.4	3.0	5.4
2013	12.0	3.3	8.7
2014	11.7	3.2	8.5
2015	8.1	2.4	5.7
2016	7.3	2.2	5.1
2017	8.5	2.5	6.0
2018	4.4	2.9	1.5
2019	9.5	2.3	7.2
2020	7.0	1.5	5.5
2021	11.4	1.9	9.5
2022	–7.9	3.5	–11.4

(1)	The government’s borrowing costs correspond to the yield on 10-year maturity Québec bonds.
Source: PC-Bond for the yield on 10-year maturity Québec bonds.

Budget 2023-2024
I.10	Budget Plan

☐	A long-term forecast of the evolution of the net debt burden

The Ministère des Finances conducts detailed five-year debt forecasts. For information purposes, a forecast of the net debt-to-GDP ratio has been made up to 2037-2038.

Based on this forecast, it is expected that the net debt-to-GDP ratio may decline to less than 28% by 2037-2038.6

—	If no changes were made to the revenues dedicated to the Generations Fund, Québec would reach this level of indebtedness five years earlier, that is, by 2032-2033.

The government’s objective is to gradually reduce the net debt to within a range of 27.5% of GDP to 32.5% of GDP within the next 15 years, that is, by fiscal year 2037-2038, with a median target of 30% of GDP.

CHART I.1 Net debt projection as at March 31 before and after changes to the revenues dedicated to the Generations Fund
(percentage of GDP)

[6]	It should be noted that an additional decrease in the first two tax brackets of 0.25 percentage points per year from 2027 to 2032 would have an upward effect on the net debt burden estimated at 3.2 percentage points of GDP as at March 31, 2038.

The Québec
Government’s Debt	I.11

1.2	Different concepts of debt

A number of different concepts of debt are used to measure a government’s indebtedness.

—	Gross debt corresponds to the debt on financial markets, plus the commitments made with regard to the retirement plans of government employees. The balance of the Generations Fund is subtracted from gross debt.

—	As at March 31, 2023, Québec’s gross debt will stand at $222.6 billion, or 40.2% of GDP.

—	Net debt corresponds to the government’s liabilities as a whole, less its financial assets. Several other provinces use this concept to present the change in their debt.[7]

—	As at March 31, 2023, Québec’s net debt will stand at $206.8 billion, or 37.4% of GDP.

—	Debt representing accumulated deficits corresponds to the difference between the government’s assets and liabilities. It is the debt that does not correspond to any assets. This is the concept that the federal government uses to present the change in its debt.

—	As at March 31, 2023, Québec’s debt representing accumulated deficits will stand at $113.3 billion, or 20.5% of GDP.

TABLE I.3 Québec government debt as at March 31 according to various concepts

(millions of dollars)
	2022	2023	2024
GROSS DEBT(1)	210 952	222 606	235 600
% of GDP	41.8	40.2	41.5
Less: Financial assets, net of other liabilities(2)	−18 744	−15 761	−21 156
NET DEBT	192 208	206 845	214 444
% of GDP	38.1	37.4	37.7
Less: Non-financial assets	−87 016	−93 533	−99 507
DEBT REPRESENTING ACCUMULATED DEFICITS	105 192	113 312	114 937
% of GDP	20.9	20.5	20.2

(1)	The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.
(2)	Financial assets include, in particular, participations in government enterprises (e.g., Hydro-Québec) and accounts receivable. Other liabilities (e.g., accounts payable) are subtracted.

[7]	The OECD and the IMF compare countries’ debt using, in particular, their net debt.

Budget 2023-2024
I.12	Budget Plan

1.3	Gross debt

Gross debt corresponds to the amount of debt contracted on financial markets (direct debt) plus the net liability for the pension plans and other future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

The gross debt burden will stand at 40.2% of GDP as at March 31, 2023, which is below the 45% objective set in the Act to reduce the debt and establish the Generations Fund. This objective was set in 2010.

This is also lower than the level that prevailed before the pandemic, which was 43.5% of GDP as at March 31, 2020.

The gross debt is expected to remain stable over the next five years.

Furthermore, as of 2025-2026, sums accumulated in the Retirement Plans Sinking Fund (RPSF) to cover the retirement benefits of government employees are projected to exceed the government’s liability in this regard.

—	Therefore, the government will be in a net asset position with regard to retirement plans and other employee future benefits.

—	In this context, the government is announcing that it will begin withdrawing sums from the RPSF to provide for the payment of pension benefits to government employees. An initial withdrawal of $1 billion will take place in 2024-2025. These withdrawals, which will help reduce the financing program, will gradually increase thereafter.

TABLE I.4 Gross debt as at March 31

(millions of dollars)
	2022	2023	2024	2025	2026	2027	2028
Direct debt	217 324	234 916	251 130	262 871	274 855	285 048	295 435
Plus: Retirement plans and other employee future benefits(1)	9 457	6 870	3 523	654	−1 370	−2 728	−3 236
Less: Generations Fund	−15 829	−19 180	−19 053	−18 940	−21 464	−24 171	−27 004
GROSS DEBT	210 952	222 606	235 600	244 585	252 021	258 149	265 195
% of GDP	41.8	40.2	41.5	41.5	41.2	40.8	40.6

(1)	A positive entry represents a net liability while a negative entry represents a net asset.

The Québec
Government’s Debt	I.13

Withdrawals from the Retirement Plans Sinking Fund
as of 2024-2025

The government contributes to its employees’ pension plans, which are mainly cost-shared plans (50-50). Each year, for active employees, the government charges itself an expense (included in the budgetary balance) and a liability (included in the gross debt). For these employees, no money is disbursed, as disbursements are not made until after the employee retires.

These disbursements, which are for retired employees, currently result in a funding requirement, which is reflected in an increase in the financial markets debt, and an equivalent decrease in the liability for retirement plans (no impact on the gross debt).

In 1993, the government established the Retirement Plans Sinking Fund (RPSF) and has been accumulating sums in this fund since then to provide for retirement benefits. As at March 31, 2022, the RPSF was equal to 87% of the actuarial obligations in respect of retirement plans. It is anticipated that the RPSF will exceed 100% of the obligations in 2026.

In this context, the government is announcing that it will begin withdrawing sums from the RPSF to provide for the payment of pension benefits to government employees. An initial withdrawal of $1 billion will take place in 2024-2025. These withdrawals, which will help reduce the financing program, will gradually increase thereafter. They are presented in the financing program.

The use of the RPSF to pay retirement benefits will reduce the government’s borrowing needs and its debt on financial markets. However, it will have no effect on the gross debt.

Illustration of the impact on the government’s gross debt of a $1-billion withdrawal from the RPSF in 2024-2025 to pay for retirement benefits

(millions of dollars)
	Gross debt as at March 31, 2025, prior to the $1-billion withdrawal from the RPSF	Gross debt as at March 31, 2025, after the $1-billion withdrawal from the RPSF	Change
(A) Direct debt	263 871	262 871	−1 000
Liability for retirement plans and other future benefits	128 065	128 065	—
Less: RPSF and other funds	−128 411	−127 411	1 000
(B) Net liability for retirement plans and other future benefits	–346	654	1 000
(C) Generations Fund	−18 940	−18 940	—
(D) Gross debt (D = A + B + C)	244 585	244 585	—

Budget 2023-2024
I.14	Budget Plan

The proportion of revenue dedicated to debt service is increasing, but remains at historically low levels

Debt service as a proportion of revenue is expected to rise slightly in future years as interest rates increase. It is projected to stand at 6.6% in 2027-2028, compared to 6.2% in 2021-2022 and over 10% during the early 2010s.

Debt service

(percentage of revenue)

Sensitivity of debt service to a rise in interest rates

The high level of debt requires prudence and sound management of public finances, because a greater-than-anticipated rise in long-term interest rates would have a substantial impact on the financial framework.

A greater-than-anticipated rise in interest rates of 1 percentage point over a full year would increase interest expenditure by $522 million in the first year and nearly $1.9 billion in the fifth year.

The impact is increasing, as only a portion of the debt is refinanced each year. The average maturity of the debt was 11 years as at March 31, 2022.

Such a rise in interest rates starting in 2023-2024 would put the proportion of revenue dedicated to debt service at 7.8% in 2027-2028, as against the currently anticipated ratio of 6.6%.

Impact on interest expenditure of a 1-percentage-point rise in interest rates

(millions of dollars)
	1st year	2nd year	3rd year	4th year	5th year
Impact	522	920	1 275	1 578	1 879

The Québec
Government’s Debt	I.15

TABLE  I.5

Factors responsible for the change in the Québec government’s gross debt

(millions of dollars)
	Debt, beginning of year	Budgetary deficit (surplus)	Investments, loans and advances	Net capital investments(1)	Other factors(2)	Deposits in the Generations Fund	Total change	Debt, end of year	% of GDP
2018-2019	201 071	−4 413	–250	3 002	3 165	−3 477	−1 973	199 098	45.3
2019-2020	199 098	523	402	3 737	−1 224	−2 606	832	199 930	43.5
2020-2021	199 930	7 539	6 352	4 351	−3 631	−3 313	11 298	211 228	46.8
2021-2022	211 228	772	4 135	5 080	−6 646	−3 617	–276	210 952	41.8
2022-2023	210 952	5 021	−2 275	5 417	6 842	−3 351	11 654	222 606	40.2
2023-2024	222 606	3 998	4 973	5 974	422	−2 373	12 994	235 600	41.5
2024-2025	235 600	2 984	3 393	6 045	−1 050	−2 387	8 985	244 585	41.5
2025-2026	244 585	1 980	2 041	5 974	–35	−2 524	7 436	252 021	41.2
2026-2027	252 021	976	2 313	5 830	−284	−2 707	6 128	258 149	40.8
2027-2028	258 149	–9	1 564	5 687	2 637	−2 833	7 046	265 195	40.6

(1)	Investments made under public-private partnership agreements are included in net capital investments.
(2)	Other factors include, in particular, the change in other accounts, such as accounts receivable and accounts payable. The decrease in debt for other factors in 2021-2022 and an increase in 2022-2023 are due in part to the one-time cost of living amount of $500 per adult announced in the March 2022 budget. This measure resulted in an expenditure in 2021-2022, but an outflow in early 2022-2023.

Budget 2023-2024
I.16	Budget Plan

Net capital investments

Net capital investments consist of the government’s gross investments minus depreciation expenses.

Even though gross investments have an impact on gross debt, net capital investments are presented in the factors responsible for the change in the gross debt due to the fact that depreciation expenses are included in the budgetary balance.

From 2023-2024 to 2027-2028, net capital investments will increase gross debt by $5.9 billion per year on average.

Net capital investments

(millions of dollars)
	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
Gross investments(1)	10 291	10 731	11 080	11 268	11 402	11 567
Less: Depreciation	−4 874	−4 757	−5 035	−5 294	−5 572	−5 880
Net capital investments	5 417	5 974	6 045	5 974	5 830	5 687

(1)	These investments exclude the Québec government’s contribution to the projects of partners (e.g., municipalities), whereas this contribution is included in the annual investments of the Québec Infrastructure Plan and portfolio expenditures.

Investments, loans and advances

Investments, loans and advances refer to investments made by the government in enterprises, mainly government enterprises.

A government enterprise may be authorized to keep part of its net earnings.

–	For example, every year, Hydro-Québec pays the government a dividend corresponding to 75% of its net earnings. Hydro-Québec uses the portion of net earnings not paid to the government (25%) to finance its requirements.

–	For the government, this constitutes an investment that creates a financial requirement and thus an increase in gross debt.

Note that investments, loans and advances may vary from one year to another, particularly because of temporary investments made and redeemed.

The Québec
Government’s Debt	I.7

1.4	Net debt

Net debt corresponds to the government’s liabilities minus its financial assets. Several other provinces use this concept to present the change in their debt.

As at March 31, 2023, Québec’s net debt will stand at $206.8 billion, or 37.4% of GDP. A decrease to 35.8% of GDP is expected by 2027-2028.

The return to a balanced budget, deposits in the Generations Fund and the growth of the economy will contribute to reducing the net debt.

TABLE I. 6 Factors responsible for the change in net debt

(millions of dollars)
	Debt, beginning of year		Budgetary deficit (surplus)	Net capital investments	Other(1)	Deposits in the Generations Fund	Total change	Debt, end of year	% of GDP
2018-2019	188 130		−4 413	3 002	1 293	−3 477	−3 595	184 535	42.0
2019-2020	184 535		523	3 737	−2 372	−2 606	–718	183 817	40.0
2020-2021	183 817		7 539	4 351	−2 149	−3 313	6 428	190 245	42.2
2021-2022	190 245		772	5 080	–272	−3 617	1 963	192 208	38.1
2022-2023	199 758	(2)	5 021	5 417	—	−3 351	7 087	206 845	37.4
2023-2024	206 845		3 998	5 974	—	−2 373	7 599	214 444	37.7
2024-2025	214 444		2 984	6 045	—	−2 387	6 642	221 086	37.5
2025-2026	221 086		1 980	5 974	—	−2 524	5 430	226 516	37.0
2026-2027	226 516		976	5 830	—	−2 707	4 099	230 615	36.5
2027-2028	230 615		–9	5 687	—	−2 833	2 845	233 460	35.8

(1)	These changes in net debt are mainly due to other comprehensive income of government enterprises. These other items are excluded from the government’s annual results and are recorded directly in the accumulated deficit. This factor also includes the change in inventories.
(2)	A new liability for asset retirement obligations will have to be recorded in the government’s financial statements for the first time as at March 31, 2023. As at April 1, 2022, this liability is estimated at $7.6 billion. It increases net debt by the same amount.

Budget 2023-2024
I.18	Budget Plan

Recognition of asset retirement obligations:
an estimated increase in net debt of $7.6 billion

Asset retirement obligations

A new accounting standard on the recognition of asset retirement obligations came into effect on April 1, 2022 for all Canadian provinces and territories.

This standard requires the recognition of a liability when a government has a legal obligation to perform specific activities upon retirement of a capital asset.

For Québec, the main obligation in this regard relates to asbestos in buildings and roads. Applicable laws and regulations require Québec to implement specific measures to ensure the safe handling and disposal of materials containing asbestos when working on, for example, a capital asset.

This new liability is estimated at $7.6 billion as at April 1, 2022. It will have an equivalent impact on net debt and an estimated impact of $6.5 billion on the debt representing accumulated deficits,1 but not on gross debt.

Financial instruments

New standards establishing a framework for the recognition and presentation of financial instruments also came into effect on April 1, 2022. These standards will have an impact on the government’s debt as, for example, derivative financial instruments will now have to be measured at fair value. Temporary changes in the debt are expected. The annual impact of these changes will be reported in the new statement of remeasurement gains and losses.

The revised impact of these new standards and the presentation of the new financial statement will be included in the public accounts for the fiscal year ending March 31, 2023.

[1]	The differential impact is due to the fact that the standard will have an upward effect on capital investments.

The Québec
Government’s Debt	I.19

☐	The net debt is lower than it was before the pandemic

The net debt burden will be 37.4% of GDP as at March 31, 2023. This is lower than the pre-pandemic level of 40.0% of GDP as at March 31, 2020.

The net debt-to-GDP ratio is expected to decline gradually starting in 2024-2025.

CHART I. 2 Net debt as at March 31
(percentage of GDP)

Budget 2023-2024
I.20	Budget Plan

☐	Comparison of the net debt of governments in Canada

As at March 31, 2022, Québec’s net debt burden stood at 38.1% of GDP, compared with the provincial average of 31.3%.

CHART I. 3 Net debt of governments in Canada as at March 31, 2022
(percentage of GDP)

(1)	This average is obtained by dividing the sum of provincial debts by the sum of provincial GDP.
Sources: Public accounts and Statistics Canada.

The Québec
Government’s Debt	I.21

1.5	Debt representing accumulated deficits

Debt representing accumulated deficits consists of accumulated deficits figuring in the government’s financial statements. It is the debt that does not correspond to any assets. The federal government uses this concept to present the change in its debt.

As at March 31, 2023, the debt representing Québec’s accumulated deficits will stand at $113.3 billion, or 20.5% of GDP.

The debt burden representing accumulated deficits is expected to decline to 16.9% of GDP as at March 31, 2028.

TABLE I.7

Factors responsible for the change in debt representing accumulated deficits

(millions of dollars)
	Debt, beginning of year		Budgetary deficit (surplus)	Accounting adjustments(1)	Deposits in the Generations Fund	Total change	Debt, end of year	% of GDP
2018-2019	119 057		−4 413	1 258	−3 477	−6 632	112 425	25.6
2019-2020	112 425		523	−2 632	−2 606	−4 715	107 710	23.4
2020-2021	107 710		7 539	−3 208	−3 313	1 018	108 728	24.1
2021-2022	108 728		772	−691	−3 617	−3 536	105 192	20.9
2022-2023	111 642	(2)	5 021	—	−3 351	1 670	113 312	20.5
2023-2024	113 312		3 998	—	−2 373	1 625	114 937	20.2
2024-2025	114 937		2 984	—	−2 387	597	115 534	19.6
2025-2026	115 534		1 980	—	−2 524	−544	114 990	18.8
2026-2027	114 990		976	—	−2 707	−1 731	113 259	17.9
2027-2028	113 259		–9	—	−2 833	−2 842	110 417	16.9

(1)	These changes in the debt representing accumulated deficits are due to other comprehensive income of government enterprises. These other items are excluded from the government’s annual results and are recorded directly in the accumulated deficit.
(2)	A new liability for asset retirement obligations will have to be recorded in the government’s financial statements as at March 31, 2023. As at April 1, 2022, the impact of this liability on the debt representing accumulated deficits is estimated at $6.5 billion.

Budget 2023-2024
I.22	Budget Plan

Québec’s public sector debt

The public sector debt includes the government’s gross debt as well as the debt of Hydro-Québec, the municipalities, universities other than the Université du Québec and its constituents, and other government enterprises. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams, and water treatment plants.

As at March 31, 2023, Québec’s public sector debt will stand at $304.6 billion, or 55.0% of GDP. These figures must, however, be seen in perspective, for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

Public sector debt as at March 31

(millions of dollars)
	2020	2021	2022	2023
Government’s gross debt	199 930	211 228	210 952	222 606
Hydro-Québec	43 839	44 955	46 225	49 881
Municipalities	29 424	30 020	31 263	30 753
Universities other than the Université du Québec and its constituents	1 639	1 452	1 379	1 379
PUBLIC SECTOR DEBT	274 832	287 655	289 819	304 619
% of GDP	59.8	63.8	57.5	55.0

The Québec
Government’s Debt	I.23

2.	Financing

2.1	Financing program

The financing program corresponds to long-term borrowings contracted during the fiscal year. The program is used to, among other things, repay maturing borrowings and to meet net financial requirements, which include the government’s capital investments and the budgetary deficit.

For 2022-2023, the program stands at $24.2 billion, which is $3.5 billion less than projected in the March 2022 budget.

The decrease is mainly due to a reduction in net financial requirements and an increase in the outstanding amount of Québec Treasury bills. However, the decrease is partially offset by an increase in the repayment of borrowings.

As at March 1, 2023, the government had completed its financing program.

TABLE  I. 8

Government’s financing program in 2022-2023

(millions of dollars)
	March 2022	Adjustments	March 2023
Net financial requirements	19 096	−6 393	12 703
Repayments of borrowings	14 444	4 562	19 006
Use of the Generations Fund to repay borrowings	—	—	—
Withdrawal from the Accumulated Sick Leave Fund	—	−155	−155
Use of pre-financing	−5 925	−1 222	−7 147
Change in cash position	—	713	713
Transactions under the credit policy(1)	—	1 047	1 047
Pre-financing	—	—	—
Increase in the outstanding amount of Québec Treasury bills	—	−2 000	−2 000
TOTAL	27 615	−3 448	24 167	(2)

Note:	A negative entry indicates a source of financing and a positive entry, a financial requirement.
(1)	The credit policy is designed to limit financial risk with respect to counterparties. Under this policy, the government disburses or receives sums that fluctuate with the market value of the contracts. The amounts transacted do not affect the debt.
(2)	Borrowings contracted as at March 1, 2023.

The Québec
Government’s Debt	I.25

The financing program will amount to $29.5 billion in 2023-2024.

For the four subsequent years, from 2024-2025 to 2027-2028, it will average $26.4 billion per year.

TABLE  I.9

Government’s financing program from 2023-2024 to 2027-2028

(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
Net financial requirements	18 647	15 671	14 899	14 101	15 227
Repayments of borrowings	13 396	16 477	16 630	13 666	12 915
Use of pre-financing	—	—	—	—	—
Use of the Generations Fund to repay borrowings	−2 500	−2 500	—	—	—
Retirement Plans Sinking Fund withdrawals	—	−1 000	−2 500	−3 500	−4 500
TOTAL	29 543	28 648	29 029	24 267	23 642

Note:	A negative entry indicates a source of financing and a positive entry, a financial requirement.

Budget 2023-2024
I.26	Budget Plan

2.2	Borrowings contracted in 2022-2023

The government aims to borrow at the lowest possible cost. To that end, it applies a strategy for diversifying sources of funding by market, financial instrument and maturity.

Thus far in 2022-2023, the government has contracted 19% of its borrowings on foreign markets, compared to an average of 27% over the last 10 years. Québec plans to continue to take advantage of opportunities to issue on foreign markets. However, the government keeps no exposure of its debt to foreign currencies in order to neutralize the effects of their fluctuations on debt service.

In 2022-2023, conventional bonds in Canadian dollars were the main debt instrument used.

The average cost of transactions in 2022-2023 was 3.80% with an average maturity of borrowings of 17 years, while the cost of the entire debt was 3.06% with an average remaining maturity of 11 years as at March 31, 2022.

TABLE  I. 10

Summary of long-term borrowings contracted in 2022-2023

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	16 517	68.5
Green bonds	1 799	7.4
Savings products issued by Épargne Placements Québec	1 090	4.5
Immigrant investors(1)	275	1.1
Subtotal	19 681	81.5
OTHER CURRENCIES
Euro	3 241	13.4
Pound sterling	1 189	4.9
Australian dollar	56	0.2
Subtotal	4 486	18.5
TOTAL	24 167	100.0

Note:	Borrowings contracted as at March 1, 2023.
(1)	These borrowings are from sums advanced by immigrant investors. These sums are lent to the government through Investissement Québec.

The Québec
Government’s Debt	I.27

Green Bond program

In 2017, the government introduced a Green Bond program to fund projects providing tangible benefits with regard to protecting the environment, reducing greenhouse gas (GHG) emissions or adapting to climate change. Through this program, the government is contributing to, among other things, the development of a socially responsible investment market.

The program draws on the Green Bond Principles, a set of guidelines created to bring more transparency to the issuance, disclosure and reporting process.

The Québec Green Bond program’s framework, which was updated in July 2022, received the highest rating possible from CICERO (Center for International Climate Research).

Eight issues totalling $5.1 billion have been made since the program was launched, including two issues totalling $1.8 billion in May and November 2022. Given the demand for Québec’s Green Bonds and the government’s commitment to the environment, Québec has pledged to be a regular issuer of Green Bonds.

For more information, visit http://www.finances.gouv.qc.ca/department/environment_green_economy/green_bonds/.

Budget 2023-2024
I.28	Budget Plan

Funding of public bodies

The main mission of the Financing Fund and Financement-Québec is to offer Québec’s public sector bodies financing at the lowest possible cost. The clientele of the Financing Fund consists of public bodies included in the government reporting entity. In fiscal 2022-2023, the Financing Fund’s long-term loan program amounts to nearly $10.5 billion, and that of Financement-Québec, to $1.2 billion.

Financing Fund’s long-term loan program in 2022-2023	Financement-Québec’s long-term loan program in 2022-2023

(1) Montreal Museum of Fine Arts. (2) Municipal transit authorities.

As a result of the change in the application of the accounting standard respecting transfer payments, the government has decided to modify the terms and conditions for the payment of grants related to infrastructure projects. Grants related to subsidized investments will now be paid in cash as repayment of temporary loans contracted with the Financing Fund or Financement-Québec rather than as repayment of debt service on long-term loans.

This change in payment terms is implemented gradually. As of 2022-2023, the Ministère de la Santé et des Services sociaux and the Ministère du Tourisme have started making cash payments. As such, no new long-term loans are planned in connection with these grants.

Long-term financing from the Financing Fund and Financement-Québec will remain for non-subsidized investments.

Essentially, the government continues to finance its infrastructure through long-term borrowing on the financial markets regardless of whether it chooses to finance the grant recipient entity on a long-term basis or to pay cash for its grant.

The Québec
Government’s Debt	I.29

2.3	Debt management strategy

The government’s debt management strategy aims to minimize financing costs while taking into consideration the risks associated with fluctuations in exchange and interest rates.

The government uses a range of financial instruments, particularly interest rate and currency swap agreements (swaps), to achieve desired debt proportions by currency and interest rate.

☐	Structure of debt by currency

As at March 31, 2023, before taking swaps into account, 77% of the debt is expected to be in Canadian dollars, 12% in euros, 8% in U.S. dollars, 1% in pounds sterling, 1% in Australian dollars, 1% in Swiss francs and less than 1% in other foreign currencies (yen, New Zealand dollars and Swedish krona).

After taking swaps into account, the entire debt is denominated in Canadian dollars.

Since 2012-2013, the government has maintained no exposure of its debt to foreign currencies.

The contracted swaps neutralize exposure to foreign currency fluctuations on debt service.

TABLE  I. 11

Structure of debt by currency as at March 31, 2023

(per cent)
	Before swaps		After swaps
Canadian dollar	77		100
Euro	12		0
U.S. dollar	8		0
Pound sterling	1		0
Australian dollar	1		0
Swiss franc	1		0
Other (yen, New Zealand dollar and Swedish krona)	0	(1)	0
TOTAL	100		100

Note:	This is the debt issued on financial markets by the government and Financement-Québec, minus the balance of the Sinking Fund for Government Borrowing.
(1)	The proportion of debt attributable to other currencies before swaps is less than 1%.

Budget 2023-2024
I.30	Budget Plan

☐	Structure of debt by interest rate

The government keeps part of its debt at fixed interest rates and part at floating interest rates.

As at March 31, 2023, after taking swaps into account, the proportion of debt at fixed interest rates8 is expected to be 88.5%, and the proportion at floating interest rates is expected to be 11.5%.

Moreover, as at March 31, 2023, the share of debt subject to an interest rate change in 2023-2024 is expected to stand at 16.0%. This share includes debt at floating interest rates (11.5%) as well as debt at fixed rates to be refinanced in 2023-2024 (4.5%).

CHART I.4 Structure of debt by interest rate as at March 31, 2023

Note:	This is the debt issued on financial markets by the government and Financement-Québec, minus the balance of the Sinking Fund for Government Borrowing.

[8]	This proportion includes debt at fixed interest rates maturing in more than one year (84.0%) as well as debt at fixed interest rates to be refinanced in 2023-2024 (4.5%).

The Québec
Government’s Debt	I.31

☐	Debt maturity

Maturities of new borrowings are distributed over time so as to stabilize the refinancing profile and ensure the government’s regular presence on capital markets. To date, approximately 90% of the borrowings contracted in 2022-2023 had a maturity of 10 years or more. The average share of issues for this term over the last 10 years represents 73%. The average maturity of borrowings is 17 years in 2022-2023.

CHART I.5 Maturity of transactions carried out in 2022-2023

The diversification of borrowings by term is reflected on the maturity of the debt as shown in the following chart. As at March 31, 2023, the average maturity of the debt is expected to be 12 years.

CHART I.6 Maturity of long-term debt as at March 31, 2023
(millions of dollars)

Note:	This is the debt issued on financial markets by the government and Financement-Québec, minus the balance of the Sinking Fund for Government Borrowing.

Budget 2023-2024
I.32	Budget Plan

2.4	Yield on Québec’s debt securities

The recent interest rate hike brings the yield of Treasury bills to 4.6%, while the yield on 10-year Québec government securities is 4.1% after reaching a low of 1.2% in July 2020.

CHART I.7 Yield on the Québec government’s securities
(per cent)

Sources:	PC-Bond and Ministère des Finances du Québec.

Since June 2017, a spread in favour of Québec has been observed between the yield on 10-year securities of Québec and those of Ontario. This spread now stands at about 2 basis points.

CHART I.8 Yield spread on long-term (10-year) securities
(percentage points)

Source:	PC-Bond.

The Québec
Government’s Debt	I.33

3.	Information on retirement plans and funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec

3.1	Net liability for retirement plans

The Québec government covers its share of the funding of its employees’ retirement plans, which are defined-benefit plans.

In its financial statements, it discloses the pension obligation, which corresponds to the present value of the retirement benefits that it will pay to its employees. This obligation is re-evaluated annually using a method that gradually factors in differences observed relative to forecasts.9 The result is the retirement plans liability.

Sums are accumulated in the Retirement Plans Sinking Fund (RPSF) and other funds to pay retirement benefits. The value of these assets is subtracted from the liability to measure the government’s net commitment, called the net retirement plans liability. This amount is included in gross debt.

As at March 31, 2022, net liability for retirement plans and other employee future benefits stood at $9.5 billion.

TABLE  I.12

Net liability for retirement plans and other employee future benefits as at March 31, 2022

(millions of dollars)
Retirement plans
Retirement plans liability(1)	116 569
Less: Retirement Plans Sinking Fund (RPSF) and other funds(2)	−106 963
Net retirement plans liability	9 606
Other employee future benefits
Other employee future benefits liability	1 416
Less: Funds dedicated to other employee future benefits	−1 565
Net other employee future benefits asset	–149
NET LIABILITY FOR RETIREMENT PLANS AND OTHER EMPLOYEE FUTURE BENEFITS	9 457

(1)	Mainly the Government and Public Employees Retirement Plan (RREGOP) and the Pension Plan of Management Personnel (PPMP).
(2)	The value of the RPSF is $100.4 billion. The other funds consist mainly of that of the Pension Plan of the Université du Québec. For the RPSF, this is the book value. For information purposes, as at December 31, 2022, the book value of the RPSF was $107.5 billion.

[9]	The value of obligations relating to accrued retirement plan benefits undergoes actuarial valuations every three years. The value is extrapolated between two valuations.

The Québec
Government’s Debt	I.35

The Retirement Plans Sinking Fund in proportion to actuarial obligations

The Retirement Plans Sinking Fund (RPSF) was created by the Québec government in 1993. It is an asset that was established for the payment of retirement benefits of public and parapublic sector employees.

In December 1999, as part of the agreement concluded for the renewal of its employees’ collective agreements, the government set the objective of ensuring that the book value of the sums accumulated in the RPSF would be equal, in 2020, to 70% of its actuarial obligations in respect of the retirement plans of public and parapublic sector employees.

–	The objective was reached as at March 31, 2018, that is, two years sooner than anticipated.

–	As at March 31, 2022, the RPSF was equal to 87% of the actuarial obligations in respect of retirement plans.

It is expected that the sums accumulated in the RPSF to pay the retirement benefits of government employees will exceed the government’s retirement plans liability in 2026. In this context, the government is announcing that it will begin withdrawing sums from the RPSF to provide for the payment of pension benefits to government employees. An initial withdrawal of $1 billion will take place in 2024-2025. These withdrawals will help reduce the financing program and Québec’s debt on financial markets.

Book value of the RPSF in proportion to the government’s actuarial obligations in respect of the retirement plans of public and parapublic sector employees as at March 31
(per cent)

Budget 2023-2024
I.36	Budget Plan

3.2	Returns on funds deposited with the Caisse de dépôt et placement du Québec

The main funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec (RPSF, Generations Fund and Accumulated Sick Leave Fund) are managed in accordance with investment policies established by the Ministère des Finances in cooperation with representatives of the Caisse.

These investment policies are established based on several factors, including 10-year return forecasts, standard deviations and correlations for various categories of assets, opportunities for investing in these assets and recommendations of the Caisse.

In 2022, the return on funds deposited by the Ministère des Finances with the Caisse was −4.6% for the RPSF, −7.9% for the Generations Fund and −4.6% for the Accumulated Sick Leave Fund.

—	The year 2022 was a challenging one for both stocks and bonds. In this difficult environment, the Caisse managed to outperform its benchmark portfolio.

—	The lower return for the Generations Fund is due to differences in investment policies. The Generations Fund, by its very nature, holds more liquid investments such as stocks and bonds.

The investment policies of these three funds are presented on the next page.

TABLE  I.13

2022 return on and market value of funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec

	Rate of return	Market value as at December 31, 2022
	(%)	($billion)
Retirement Plans Sinking Fund (RPSF)	–4.6	107.5
Generations Fund	–7.9	17.8
Accumulated Sick Leave Fund	–4.6	1.2

The Québec
Government’s Debt	I.37

☐	Comparison of investment policies

TABLE  I.14

Investment policies as at January 1, 2023

(per cent)
Specialized portfolios	RPSF and ASLF	Generations Fund	Average benchmark portfolio of depositors as a whole(1)
Short-Term Investments	1.0	1.0	1.3
Rates(2)	9.5	10.0	11.0
Credit(3)	22.5	28.0	19.7
Total – Fixed Income	33.0	39.0	32.0
Infrastructure	12.0	8.0	9.7
Real Estate	11.5	8.0	12.2
Total – Real Assets	23.5	16.0	21.9
Equity Markets	27.5	36.0	31.1
Private Equity	16.0	9.0	15.3
Total – Equities	43.5	45.0	46.4
Leverage Product	—	—	–0.3
TOTAL	100.0	100.0	100.0

RPSF: Retirement Plans Sinking Fund.

ASLF: Accumulated Sick Leave Fund.

(1)	Data as at December 31, 2021, drawn from the 2021 Annual Report of the Caisse de dépôt et placement du Québec.
(2)	This portfolio consists of government bonds.
(3)	Broader range of instruments with fixed income securities characteristics.

Budget 2023-2024
I.38	Budget Plan

4.	Credit ratings

4.1	Québec’s credit ratings

A credit rating measures the ability of a borrower, such as the Québec government, to pay interest on its debt and repay the principal at maturity.

A high credit rating means access to a broader pool of investors and advantageous borrowing costs.

Québec’s credit rating is evaluated by six credit rating agencies.

In July 2022, Japan Credit Rating Agency (JCR) raised Québec’s credit rating from AA+ to AAA, the highest possible rating. This is the highest rating that the agency has ever given to Québec. According to the Japanese agency, the strength of Québec’s economy has allowed for a strong recovery and a lowering of the debt burden from the pre-pandemic level.

The five other agencies that rate Québec confirmed its credit rating, with a stable outlook.

Overall, the credit rating agencies emphasized that Québec had a strong and diversified economy, and that the government’s commitment to returning to a balanced budget demonstrated sound management of public finances. The agencies also noted that the government’s commitment to reducing the debt burden was a positive element.

TABLE  I.15

Québec’s credit ratings

Credit rating agency	Credit rating	Outlook
Standard & Poor’s (S&P)	AA−	Stable
Moody’s	Aa2	Stable
Fitch Ratings	AA−	Stable
DBRS Morningstar	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable
China Chengxin International (CCXI)(1)	AAA	Stable

Note:	Québec’s credit ratings as at March 1, 2023.
(1)	Credit rating for bond issues on the Chinese market.

The Québec
Government’s Debt	I.39

4.2	Comparison of the credit ratings of Canadian provinces

The following charts show the credit ratings of Canadian provinces by Standard & Poor’s and Moody’s.

CHART I.9 Credit ratings of Canadian provinces – Standard & Poor’s

Note:	Credit ratings as at March 1, 2023.

CHART I.10 Credit ratings of Canadian provinces – Moody’s

Note:	Credit ratings as at March 1, 2023.
(1)	This province has a positive outlook.

Budget 2023-2024
I.40	Budget Plan